                                                                 EXHIBIT 1(5)(j)

                            WAIVER OF CHARGES RIDER

BENEFIT - Subject to this rider's terms, we will waive any monthly Cost of Insurance Charges, any monthly Administrative Charges and any monthly cost of any rider benefits for this policy which falls due while the insured is totally disabled.

We will not waive any charges which fall due more than one year before we receive proof of total disability. We will not waive any charges which fall due before the insured's age 5. If total disability begins during the grace period for an unpaid premium, that premium must be paid in order to establish a valid claim under this rider.

TOTAL DISABILITY - Total disability means a condition which:

--   results from bodily injury accidentally sustained or disease which first manifests itself while this rider is in effect;
--   occurs before the insured's age 60;
--   lasts continuously for at least 3 months; and, either
--   stops the insured from performing the substantial and material duties of the job; or
--   includes the insured's total and irrecoverable loss of sight of both eyes or use of two hands, two feet or one hand and one foot.

During the first 24 months of disability, "the job" means the insured's occupation for compensation or profit at the time total disability began. After that, "the job" means any one for which the insured is or becomes reasonably fitted by education, training or experience. If the insured is a student when disability begins, "the job" means attending school.

NOTICE OF DISABILITY CLAIM - We must receive notice of the insured's total disability: at our home office; on forms we provide; during the insured's lifetime; and while the insured is disabled.

If it is not reasonably possible for you to give us notice within the time limits above, you must give us notice within one year from the time total disability ends.

PROOF OF DISABILITY - Before we pay a benefit, we must receive proof of total disability. From time to time after the insured is disabled, we may require proof of continuing disability. This proof may include a medical exam by a physician we select and pay. After two years of disability, we will not require proof of total disability more often than once a year. We will not require proof after the insured's age 70.

WAR SERVICE NOT COVERED - Disability occurring in a period during which the insured is in the armed forces of any country at war (declared or not) is not covered under this rider. No insurance charges for this rider will be made for such a period; if any are made we will reverse them.

INSURANCE CHARGES - The monthly Insurance Charge for this rider is based on the total net amount at risk under the policy including any Annual Renewable Convertible Term (ART) rider.

The monthly Insurance Charge for the base policy is (1) multiplied by the result of (2) minus (3), where:

--(1) is the applicable monthly Waiver of Charges Rate;
--(2) is the death benefit at the beginning of the policy month divided by 1.004074; and
--(3) is the Accumulated Value at the beginning of the policy month before the Monthly Deduction due.

The monthly Insurance Charge for any ART rider is equal to the applicable monthly Waiver of Charges Rate multiplied by the Benefit Amount of any such ART rider.

The Waiver of Charges Rates are shown on the Policy Specifications pages.

EFFECTIVE DATE - This rider is effective on the policy date unless otherwise stated. This rider will terminate (without affecting any claim for disability occurring before such termination):

-- on your written request; or
-- on lapse or termination of this policy; or -- when the insured becomes age 60.

INCONTESTABILITY - This rider will be incontestable after it has been in force for two years, excluding any period the insured is disabled.

GENERAL CONDITIONS - This rider is part of the policy to which it is attached. All terms of the policy which do not conflict with this rider's terms apply to this rider.


                     PACIFIC LIFE INSURANCE COMPANY

/s/ TC SUTTON                       /s/ AUDREY L. MILFS
President                           Secretary

R88-WC